Mill Road Capital III, L.P.
334 Pemberwick Road, Second Floor
Greenwich, Connecticut 06831

NOMINATION AGREEMENT

March 3, 2025

Donald J. Tringali
1551 E. Paseo Pavon
Tucson, AZ 85718

Dear Mr. Tringali:

This letter agreement relates to your agreement to become a nominee of Mill Road Capital III, L.P. ("**Mill Road**") for election as an independent director ("**Nominee**") of Landsea Homes Corporation, a Delaware corporation ("**LSEA**"). Mill Road desires to nominate you for election to the Board of Directors of LSEA and potentially solicit proxies for your election to the Board of Directors of LSEA (the "**Board Process**").

A.   Responsibilities of Nominee.

(1)   You agree (i) to be named as a Nominee in any and all proxy materials prepared by Mill Road or, to the extent required by applicable law, LSEA, (ii) to provide true and complete information concerning your background, experience, abilities and integrity as may be requested from time to time by Mill Road (including, without limitation, all information required by the Securities and Exchange Commission (the "**SEC**") to be disclosed to the SEC or in a proxy statement prepared by Mill Road or LSEA in connection with the Board Process or by the certificate of incorporation or bylaws of LSEA) and not to omit any information that may be material to an understanding of your background, experience, abilities and integrity, (iii) that your agreement to be a Nominee, and the information referred to in the foregoing clause (ii), may be publicly disclosed by Mill Road, in its proxy materials or otherwise, and (iv) if elected, to serve as a director of LSEA, and in that capacity to act in the best interests of the LSEA shareholders and to exercise your independent judgment in accordance with your fiduciary duties in all matters that come before the LSEA Board of Directors. You represent that the information supplied to Mill Road in your completed questionnaire, in follow-up questions from Mill Road and any related supplement provided by you (together, the "**Questionnaire**") relating to your being a Nominee is true and complete and does not omit any information that may be material to an understanding of your background, experience, abilities and integrity. In addition, you agree that, concurrently with your execution of this letter agreement, you will execute a consent in the form attached hereto as Exhibit A informing LSEA that (i) you consent to being a Nominee, (ii) if elected, you consent to serving as a director of LSEA, (iii) if elected, you intend to serve as a director for the full term for which you are standing election and (iv) makes certain representations required by the bylaws of LSEA. You agree that you will promptly provide Mill Road with (i) any updates to the information you have previously supplied to Mill Road in order

to satisfy your obligation under clause (ii) of the first sentence of this Section A(1) and your representations in the Questionnaire and (ii) such additional information as LSEA may reasonably require in connection with your nomination for election to the LSEA Board of Directors.

(2)   The parties acknowledge and agree that you are not an employee or an agent or otherwise a representative of Mill Road, and that you are independent of, and not controlled by or acting at the direction of, Mill Road and that, if elected, you will be acting as a director, on behalf of all of the shareholders of LSEA and will in no way be controlled by or acting at the direction of Mill Road. You shall have no authority to act as an agent of Mill Road and you shall not represent the contrary to any person.

(3)   You further agree that (i) you will treat confidentially and not disclose to any third parties (unless compelled by law) any information relating to the Board Process that is non-public, confidential or proprietary in nature, including any such information received from or learned in discussions with Mill Road regarding the Board Process; (ii) you will not issue, publish or otherwise make any public statement or any other form of public communication relating to LSEA, Mill Road or the Board Process without the prior written approval of Mill Road; and (iii) you will not agree to serve or be nominated to stand for election to the Board of Directors of LSEA by (a) LSEA, (b) any other stockholder of LSEA (other than Mill Road and its affiliates) or (c) any other party, in each case without the prior written approval of Mill Road. Notwithstanding the foregoing, the obligations set forth clause (ii) above shall terminate and be of no further force or effect if you are elected to the Board of Directors of LSEA.

B.   Responsibilities of Mill Road. Notwithstanding anything in this letter agreement, Mill Road is not obligated to nominate you to the LSEA Board of Directors or to commence or complete the Board Process.

C.   Expenses; Termination. Mill Road agrees that, for the period from the date of this letter agreement until the earlier of (x) the 2025 annual meeting of shareholders of LSEA or special meeting in lieu thereof, including any postponements, adjournments or rescheduling thereof (or, if the election or qualification of candidates to the LSEA Board of Directors is contested on any grounds, such later date that such contest is resolved) and (y) the date you have been notified by Mill Road that it has abandoned the Board Process, Mill Road will (i) promptly reimburse you for all reasonable pre-approved expenses incurred in the performance of your responsibilities as a Nominee and (ii) directly pay for the reasonable legal fees and expenses incurred by one independent legal counsel selected collectively by, and acting on behalf of, all nominees proposed by Mill Road as independent directors of LSEA (the "**Independent Counsel**"). This letter agreement and the obligations of the parties hereto shall terminate upon the earlier of the dates set forth in clauses (x) and (y) of the first sentence of this Section C (or upon the earlier mutual written consent of the parties hereto).

D.   Indemnification.

(1)   As a material inducement to you to become a Nominee, Mill Road hereby agrees to indemnify, defend and hold harmless you from and against any and all losses, claims, damages, liabilities, judgments, costs, and expenses (including reasonable fees and

disbursements of counsel and costs of investigation) (collectively, "**Losses**") to which you may become subject or which you may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) in any proceeding at law or in equity or before any governmental agency or board (whether civil, criminal, trial, appeal, administrative, formal, informal or investigative), arising out of or based upon your being a Nominee, except to the extent such Loss arises or results from your gross negligence, willful misconduct or any untrue statement or omission made by you or made by Mill Road in reliance upon and in conformity with information furnished by you in writing expressly for use in any document made available to the public; it being understood that you are furnishing the Questionnaire expressly for use in potential Mill Road proxy materials and other filings to be made publicly available.

(2)   In the event of the commencement or threatened commencement of any action in respect of which you may seek indemnification from Mill Road hereunder, you will give prompt written notice thereof to Mill Road, the failure of which shall not relieve Mill Road of its indemnification obligations hereunder except to the extent that Mill Road is materially prejudiced as a result thereof. Mill Road shall timely pay all fees and disbursements of the Independent Counsel in respect of such action; however, you shall have the right to retain separate counsel, provided, that you shall be responsible for the fees of such counsel and costs of such participation unless either (i) you and Mill Road mutually agree to the retention of such counsel, or (ii) representation of you and other Nominees by the same counsel would be inappropriate due to actual or potential differing interests between you and them. Mill Road shall in no event be liable for any settlement by you of any such action affected without the prior written consent of Mill Road, which shall not be unreasonably withheld.

(3)   Mill Road shall not settle, without your prior written consent (which you may withhold in your sole discretion), any action in any manner that would impose any penalty, obligation or limitation on you (other than monetary damages for which Mill Road agrees to be wholly responsible) or that would contain any language that could be viewed as an acknowledgement of wrongdoing on your part or otherwise as detrimental to your reputation.

(4)   Your rights to indemnification under this letter agreement shall include the right to be advanced any and all expenses incurred in connection with any indemnifiable claim as such expenses are incurred.

(5)   Notwithstanding anything to the contrary, if Mill Road has made payments to you pursuant to the indemnification and expense reimbursement provisions hereof and you subsequently are reimbursed by a third party therefor, you will promptly remit such subsequent reimbursement to Mill Road.

E.   LSEA Capital Stock. You acknowledge and agree that: (i) you do not beneficially own, directly or indirectly, any shares of capital stock of LSEA, including without limitation any shares of Common Stock, par value $0.0001 per share, of LSEA (any shares of capital stock of LSEA being "**LSEA Shares**"), (ii) there exists no written or oral contract, agreement, arrangement, understanding, undertaking or other commitment ("**Contract**") to which you are a party or are bound pursuant to which you (u) have the right to purchase or otherwise acquire from, or sell, tender, assign or otherwise transfer to, Mill Road (whether such right is exercisable immediately or only after the passage of time), any LSEA Shares or any

FH12771579.15

interest therein, (v) have granted Mill Road the right to purchase or otherwise acquire from, or sell, tender, assign or otherwise transfer to, you (whether such right is exercisable immediately or only after the passage of time), any LSEA Shares or any interest therein, (w) have the right to vote any LSEA Shares owned of record or beneficially owned by Mill Road, (x) have granted Mill Road the right to vote any LSEA Shares owned of record or beneficially owned by you, (y) have granted to Mill Road any proxy or power of attorney with respect to, or entered into a voting agreement or other arrangement with Mill Road with respect to the voting of, any LSEA Shares owned of record or beneficially owned by you or (z) have been granted any proxy or power of attorney by Mill Road with respect to, or entered into a voting agreement or other arrangement with Mill Road with respect to the voting of, any LSEA Shares owned of record or beneficially owned by Mill Road; (iii) there exists no Contract to which you are a party or are bound for the purpose of acquiring, holding, voting or disposing of any LSEA Shares beneficially owned, directly or indirectly, by any affiliate or associate of Mill Road; (iv) until the conclusion of LSEA's 2025 Annual Meeting of Shareholders, including any adjournment or postponement thereof, you will promptly advise Mill Road orally and in writing in the event that you purchase or otherwise acquire any LSEA Shares or any interest therein, or enter into any Contract to do any of the same; and (v) nothing in this letter agreement changes any of the items set forth in the foregoing clauses (i) through (iv) of this Section E, and this letter agreement does not create a Contract nor impose any limitation of any kind with respect to you or Mill Road acquiring, holding, voting or disposing of any LSEA Shares.

F.   General. Notices and other communications under this letter agreement shall be in writing and delivered by a nationally recognized overnight courier with tracking capability, if mailed to you, then to the address set forth above under your name, and, if mailed to Mill Road, then to the address indicated above in the letterhead. The failure of a party to insist upon strict adherence to any term contained herein shall not be deemed to be a waiver of such party's rights thereafter to insist upon strict adherence to that term or to any other term contained herein. In the event that any one or more provisions of this letter agreement are deemed to be invalid, illegal or unenforceable by a court of competent jurisdiction, then such provision(s) shall be deemed severed to the least extent possible without affecting the validity, legality and enforceability of the remainder of this letter agreement. This letter agreement (i) shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws principles; (ii) contains the entire understanding of the parties with respect to the subject matter contained herein and may not be modified or amended expect by mutual written consent; (iii) shall inure to the benefit of and be binding upon the parties and their respective heirs, representatives, successors, and assigns; and (iv) may be executed in counterparts and delivered by facsimile or other electronic signatures.

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FH12771579.15

Very truly yours,

MILL ROAD CAPITAL III, L.P.

By: Mill Road Capital GP III LLC,
    its General Partner

By:/s/ Thomas E. Lynch
    Name: Thomas E. Lynch
    Title: Management Committee Director

        Accepted and Agreed:

        /s/ Donald J. Tringali
        Donald J. Tringali

Form of Consent

Consent

I hereby consent to being a nominee of Mill Road Capital III, L.P. ("**Mill Road Capital**") for election as a director of Landsea Homes Corporation, a Delaware corporation (the "**Company**"), at the annual meeting of the stockholders of the Company to be held in 2025 or any special meeting of stockholders held in lieu thereof, to being named as a nominee in any and all proxy statements and in any and all other proxy solicitation materials proposed by the Company or Mill Road Capital in connection with the solicitation of proxies in favor of the election of directors of the Company, and to serving as a director of the Company if elected. I intend to serve as a director of the Company, if so elected, for the full term for which I have been nominated.

I hereby represent and agree that: (i) I am not and will not become a party to any agreement, arrangement or understanding with, and have not given any commitment or assurance to, any person or entity: (1) as to how I, if elected as a director, will act or vote on any issue or question that has not been disclosed to the Company; or (2) that could limit or interfere with my ability to comply, if elected as a director, with my fiduciary duties under applicable law; (ii) I am not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee that has not been disclosed to the Company, provided, that while I have no present plan or intention to enter into any such agreement, arrangement or understanding with any person or entity other than the Company, I make this representation without prejudice to my ability to enter into any such agreement with prompt disclosure to the Company; and (iii) if elected as a director,

I will comply with all of the Company's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Company's policies and guidelines applicable to directors.

_____

Donald J. Tringali

Dated March 3, 2025